

January 19, 2012

<u>Via Facsimile</u>
Christopher J. Reynolds
Chief Financial Officer
Seabridge Gold, Inc.
106 Front Street East, Suite 400
Toronto, Ontario M5A 1E1
Canada

  Re: **Seabridge Gold Inc**
     Form 40-F for the Fiscal Year Ended December 31, 2010
     Filed April 1, 2011
     File No. 001-32135

Dear Mr. Reynolds:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ John Reynolds

      John Reynolds
      Assistant Director